EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended September 30,									Nine Months Ended June 30,

	2000	2001		2002		2003		2004		2004		2005

Pretax income	$(27,764)	$(14,875)		$15,243		$12,166		$27,328		$24,752		$21,995
Loss on debt refinancing	—	—		—		—		—		—		—
Fixed charges (see below)	20,102	19,319		15,299		15,847		20,357		16,389		17,932
Equity loss in affiliate	—	611		552		611		—		—		—

Total adjusted earnings available for payment of fixed charges	$(7,662)	$5,055		$31,094		$28,624		$47,685		$41,141		$39,933
Fixed charges:
Interest expense	$18,872	$17,804		$14,054		$14,782		$19,367		$15,653		$17,206
Interest expense in rental expense	1,230	1,515		1,245		1,065		990		736		726

Total fixed charges	$20,102	$19,319		$15,299		$15,847		$20,357		$16,389		$17,932

Ratio(1)	—	0.26	x	2.03	x	1.81	x	2.34	x	2.51	x	2.23	x

(1)	Earnings did not cover fixed charges by $27.8 million for the year ended September 30, 2000.